

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2023

Claire McDonough
Chief Financial Officer
Rivian Automotive, Inc.
14600 Myford Road
Irvine, California 92606

      Re: Rivian Automotive, Inc.
             Form 10-K For the Fiscal Year Ended December 31, 2022
             Filed February 28, 2023
             File No. 001-41042

Dear Claire McDonough:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing